January 24, 2011

VIA ELECTRONIC EDGAR FILING

Jaime G. John, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     A Clean Slate, Inc.
Form 8-K
Filed January 7, 2011
File No. 000-21369

Dear Jaime John:

We have previously electronically filed on behalf of A Clean Slate, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form 8-K. This Amendment No. 1 is marked with "R" tags to show changes made from the previous filings. We trust you shall deem the Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Pursuant to your request, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  A Clean Slate, Inc.

  By: /s/ RICHARD ASTROM
        Richard Astrom, CEO and Chairman